Exhibit 21.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Incorporation
Airspan Networks Inc.	Delaware
Airspan IP Holdco LLC	Delaware
Airspan Networks (SG) Inc.	Delaware
Mimosa Networks, Inc.	Delaware
Airspan Communications Limited	United Kingdom
Airspan Networks (Beijing) Co Ltd	China
P.T. Airspan Networks Indonesia	Indonesia
Airspan Japan K.K.	Japan
Airspan Networks Pty Limited	Australia
Airspan Networks (India) Private Limited	India
Airspan Networks Ltd	Israel
Airspan Communications Ltd	Nepal
Airspan Networks (Poland) Sp z.o.o.	Poland
Airspan Networks (Finland) OY	Finland
Airspan Solutions Limited	Israel
Mimosa Networks Bilisim Teknolojileri Limited Sirketi	Turkey
Mimosa Networks International, LLC	Delaware
Cong ty TNHH Airspan Vietnam	Vietnam